UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

Foster Wheeler AG

(Name of Subject Company)

Foster Wheeler AG

(Name of Person Filing Statement)

Registered Shares, par value CHF 3 per share

(Title of Class of Securities)

H27178104

(CUSIP Number for Registered Shares)

Alison Yapp

General Counsel and Company Secretary
Amec Foster Wheeler plc
Shinfield Park

Reading Berkshire RG2 9FW

United Kingdom

 +44 118 913 1234

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

With copies to:

Doug Smith, Esq.	Matthew F. Herman, Esq.
Freshfields Bruckhaus Deringer LLP	Freshfields Bruckhaus Deringer US LLP
65 Fleet Street	601 Lexington Avenue, 31st floor
London EC4Y 1HT	New York, NY 10022
United Kingdom	United States
+44 20 7936 4000	+1 (212) 277 4037

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8.	Additional Information	2

This Amendment No. 3 to Schedule 14D-9 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2014, as amended and supplemented by Amendment No. 1 to Schedule 14D-9 filed October 23, 2014 and by Amendment No. 2 to Schedule 14D-9 filed November 4, 2014 (as amended and supplemented, the “Schedule 14D-9”), by Foster Wheeler AG, a corporation incorporated under the laws of Switzerland and registered in the commercial register of the Canton of Zug, Switzerland with registered number CHE-114.603.783 (the “Company” or “Foster Wheeler”), relating to the exchange offer (the “Offer”) by AMEC International Investments BV, a company organized under the laws of the Netherlands and a direct wholly-owned subsidiary of AMEC plc, a public limited company incorporated and registered in England and Wales (“AMEC”), to acquire all of the issued and to be issued registered shares of the Company, par value CHF 3.00 per share ( the “Shares”), in exchange for consideration per Share consisting of a combination of $16.00 in cash and 0.8998 AMEC securities, which at the election of the Company shareholders will be in the form of either ordinary shares, nominal value £0.50 per share, or American depositary shares each representing one AMEC security in accordance with the Implementation Agreement dated 13 February 2014, by and between AMEC and the Company (as amended by the letter agreement dated 28 March 2014, the Deed of Amendment dated 28 May 2014 and the Deed of Amendment dated 2 October 2014, the “Implementation Agreement”).

All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.   Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following subsections at the end of such Item 8:

“Expiration of the Offer

The Offer expired at 11:59 pm, New York City time, on November 12, 2014 (4:59 am, London time, on November 13, 2014; 5:59 am, Zug time, on November 13, 2014). American Stock Transfer & Trust Company LLC, the exchange agent for the Offer, has indicated that as at 11:59 pm, New York City time, on November 12, 2014 (4:59 am, London time, on November 13, 2014; 5:59 am, Zug time, on November 13, 2014), approximately 99,164,451 Shares (including 9,557,671 Shares subject to notices of guaranteed delivery) have been validly tendered into, and not withdrawn from, the Offer, representing approximately 99.03% of the outstanding Shares. Approximately 93,098,874 Shares tendered have elected to receive the cash consideration and approximately 6,065,576 Shares tendered have elected to receive the securities consideration, of which 27,425 Shares have elected to receive AMEC securities and 6,038,151 Shares have elected to receive AMEC ADSs. Based on this preliminary count, a proration percentage of approximately 54% is expected to be applied to the cash consideration in accordance with the terms and conditions of the Offer. AMEC and AMEC Investments will announce the final proration results once the proration procedures have been agreed with the Company in accordance with the terms of the Implementation Agreement and the proration calculation has been completed by the exchange agent. Payment of the Offer consideration, subject to proration, will take place as soon as reasonably practicable but is expected to be no later than November 24, 2014.

The Squeeze-Out Merger

As disclosed in the Offer documents, AMEC intends to complete the acquisition of the Company by effecting the Squeeze-Out Merger pursuant to article 8, paragraph 2 and article 18, paragraph 5 of the Merger Act, and AMEC expects that any Company shareholders who have not tendered into the Offer and who are to be subject to the Squeeze-Out Merger will be compensated on the same terms as the Offer. As further disclosed in the Offer documents, AMEC may pursue any legally available method to acquire or control, directly or indirectly, 100% of the issued Company voting rights.

Delisting of the Shares

The Company also announced today that it intends to voluntarily delist the Shares from the NASDAQ Global Select Market and, provided that the requirements for deregistration are met, in due course, that it intends to subsequently deregister the Shares under the Exchange Act. The Company also intends to suspend its reporting obligations under the Exchange Act once it is eligible to do so.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

FOSTER WHEELER AG

Date: November 13, 2014
	By:	/s/ SARA R. BUCHOLTZ

	Name:	Sara R. Bucholtz
	Title:	Corporate Secretary